UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer’s ID (CNPJ/MF) No. 76.535.764/0001-43

Company Registry (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), pursuant to Article 12 of CVM Instruction No. 358/02, hereby informs that it has received, on June 08, 2018, correspondence from JPG GESTÃO DE RECURSOS LTDA. and JGP GESTÃO PATRIMONIAL LTDA., as transcribed below:

“NOTICE TO THE MARKET

JGP GESTÃO DE RECURSOS LTDA., enrolled with the CNPJ/MF under No. 02.312.792/0001-65, with headquarters in the City and State of Rio de Janeiro at Rua Humaitá, No. 275, 11th floor (part) and 12th floor, and JGP GESTÃO PATRIMONIAL LTDA., enrolled with the CNPJ/MF under No. 09.262.533/0001-16, with headquarters in the City and State of Rio de Janeiro at Rua Humaitá, No. 275, 11th floor (part) and 12th floor, acting hereby as managers of investment funds and non-resident investors, whose legal representative in Brazil is BNY Mellon Serviços Financeiros DTVM S.A., enrolled with the CNPJ/MF under No. 02.201.501/0001-61 (“Investors”), in accordance with CVM Instruction No. 358/2002, amended by CVM Instructions No. 369/02, 449/07, 547/14, 552/14, 568/15 and 590/17, hereby informs that, as a result of trades made in the past days at the Bolsa de Valores de São Paulo – BOVESPA, the Investors sold common stock of Oi S.A. (the “Company”) and now own 26,243,562 (twenty-six million two hundred forty-three thousand five hundred sixty-two) of the Company’s common stock. The aforementioned ownership represents 3.93% (three point ninety-three percent) of the Company’s common stock.

We further inform that the investors hold 19,583,038 (nineteen million five hundred eighty-three thousand thirty-eight) common shares referenced by unsecured derivatives instruments with exclusive financial liquidation.

The abovementioned trades do not aim to change the ownership of control or administrative structure of the Company. There is no understanding or agreement among the Investors regarding the exercise of voting rights or the purchase and sale of the securities issued by the Company.”

Rio de Janeiro, June 11, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer